*AIM International Funds INC II

40-33

Branch 18

811-7758

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

BEST AVAILABLE COPY

04041652

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM IH
BY E. Johnson

June 25, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of Defendants' Answer to Complaint in *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 30 2004
WASH. DC
155 SECTION

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

RONALD KONDRACKI Plaintiff, v. A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC., Defendants.	))))))))))	No. 04-263 DRH

Answer of
A I M Advisors, Inc. and
AIM Distributors, Inc.
to the Complaint

Defendants A I M Advisors, Inc. and A I M Distributors, Inc., collectively "AIM", deny each and every allegation in the Complaint unless expressly admitted or otherwise responded to as follows:

Para.	**Response**
1.	Denies, except declines to respond to allegations of law, admits that AIM provides advisory and distribution services to mutual funds in the AIM Fund Complex, and receives compensation for rendering services, and respectfully refers to § 36(b) of the Investment Company Act (the "ICA") for its contents.
2.	Denies, except asserts that Plaintiff purports to be a shareholder in mutual funds identified on Exhibit 1 (the "Funds"), that AIM has provided advisory and distribution services to those Funds, and that Plaintiff purports to seek to recover monies under only § 36(b) of the ICA.
3.	Denies, except asserts that the Funds are governed by a Board of Trustees, that a majority of the trustees are "disinterested" as that term is used in connection with

the ICA, and that the trustees live in various states.

4. Denies, except denies knowledge or information on whether this case will be subject to transfer to "any multidistrict litigation proceedings currently pending....", and admits that the Complaint "does not seek class action status", this action "does not involve allegations that Defendants or their affiliates have engaged in unlawful market timing, late trading, manipulation of closing net asset values, or similar conduct", and that "this matter is brought solely under Section 36(b) of the ICA...."

5.-6. Denies, except admits that A I M Advisors provides services to the Funds pursuant to an advisory agreement, that it receives a fee from each of the Funds for rendering those services, and that the fee is based on a varying percentage of that Fund's net assets, and respectfully refers to such agreement for a description of those services.

7.-9. Denies.

10. Denies, except admits that fees are paid pursuant to Plans adopted by each Fund under Rule 12b-1, 17 C.F.R. § 270.12b-1, and that those fees are based on a percentage of the net assets of the applicable class of shares of the Fund.

11. Denies, except declines to respond to matters of law and respectfully refers to Rule 12b-1 for its contents.

12.-13. Denies.

14. Denies, except admits that Plaintiff, on behalf of the Funds, purports to seek to recover certain "fees" allegedly received by the defendants from the Funds, and rescind certain agreements and distribution plans.

15. Denies knowledge or information sufficient to form a belief as to the truth of the allegations about Plaintiff's residence, and admits on information and belief that Plaintiff has held shares in the Funds.

16. Denies, except admits that A I M Advisors is a Delaware corporation with its principal place of business in Houston, Texas and is the investment advisor to the Funds.

17. Admits.

18. Admits that Plaintiff purports to bring this action pursuant to § 36(b) of the ICA.

19. Declines to respond to allegations of law.

20. Denies, except declines to respond to allegations of law and admits that A I M Distributors is registered with the State of Illinois as a broker-dealer.

21.-22. Denies, except declines to respond to allegations of law, admits that the ICA was initially enacted by Congress in 1940, and respectfully refers to the ICA (in particular § 36(b)) and its legislative history for their contents.

23. Denies, except asserts that A I M Advisors provides services to the Funds and receives fees for rendering those services, and respectfully refers to the advisory agreement for a description of those services.

24. Denies, and respectfully refers to Mr. Levitt's inaugural address for its contents.

25. Denies, except asserts that the fees received by A I M Advisors pursuant to the advisory agreement are paid as a percentage of net assets of each of the Funds, and that the fee structure incorporates break-points.

26.-27. Denies.

28. Denies, except asserts that A I M Advisors receives a fee pursuant to an advisory agreement with each of the Funds, and respectfully refers to each such agreement for a description of services provided by A I M Advisors.

29.-30. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about the American Funds' Washington Mutual Fund.

31.-33. Denies.

34. Declines to respond to allegations of law.

35. Denies, except declines to respond to allegations of law, denies knowledge or information sufficient to form a belief as to the truth of the allegations about the SEC, and respectfully refers to the document referenced therein for its contents.

36.-37. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about the SEC and the mutual fund industry, and respectfully refers to Meyer v. Oppenheimer, 895 F.2d 861 (2d Cir. 1990) and the ICA and its rules for their contents.

38. Denies.

39. Declines to respond to allegations of law, and respectfully refers to Rule 12b-1 for its requirements.

40. Denies.

41. Denies, except respectfully refers to the document referenced therein for its contents.

42. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about the Dow Jones Industrial Average.

43.-44. Denies.

45. Denies, except declines to respond to allegations of law and respectfully refers to Gartenberg v. Merrill Lynch Asset Management, Inc. for its contents.

46.-47. Denies.

48. Denies, except declines to respond to allegations of law and respectfully refers to Gartenberg v. Merrill Lynch Asset Management, Inc. for its contents.

49.-51. Denies.

52. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about what "regulators and courts in the early days of Section 36(b) could ever have imagined."

53. Denies.

54.-55. Denies, and respectfully refers to the documents referenced therein.

56.-57. Denies, except declines to respond to allegations of law, and respectfully refers to Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321, 326-27 (4th Cir. 2001) for its contents, and denies knowledge or information sufficient to form a belief as to the truth of the allegations about the ICI.

58.-59. Denies, except denies knowledge or information sufficient to form a belief as to the truth of the allegations about or referencing the Dow Jones Industrial Average.

60. Denies.

61. Denies, and respectfully refers to the documents referenced therein for their contents.

62.-69. Denies.

70. Denies, except asserts that 12b-1 fees are not applicable to certain classes of shares.

71.-73. Denies, and respectfully refers to the documents referenced therein for their contents.

74. Denies, except admits that the Asia Pacific Growth Fund has paid administrative service fees and custodian fees for the year ended October 31, 2003.

75. Denies.

76. Denies, except respectfully refers to the document referenced therein for its contents.

77.-82. Denies.

83.-84. Denies, except respectfully refers to the documents referenced therein for their contents.

85. Denies, except admits that the Funds pay transfer agent fees and custodian fees.

86. Denies.

87. Denies, except declines to respond to allegations of law.

88. Denies, except admits that A I M Advisors selects the portfolio securities for the Funds.

89.-91. Denies.

92. Denies, except declines to respond to allegations of law.

93.-94. Denies.

95. Denies, except respectfully refers to the document referenced therein for its contents.

96.-97. Denies, except declines to respond to allegations of law, and respectfully refers to the document referenced therein for its contents.

98. Denies, and respectfully refers to the document referenced therein for its contents.

99. Denies, except declines to respond to allegations of law, and respectfully refers to § 10 of the ICA for its contents.

100.-101. Denies.

102.-103. Denies, except respectfully refers to the documents referenced therein for their contents.

104. Denies.

105. Repeats and realleges its responses to the paragraphs incorporated by reference in the paragraphs therein.

106-.107. Denies.

108. Denies, except admits that Plaintiff purports to seek alleged "'actual damages'", "including the 'amount of compensation or payments [allegedly] received from' the Funds."

109. Repeats and realleges its responses to the paragraphs incorporated by reference in the paragraphs therein.

110.-112. Denies.

113. Repeats and realleges its responses to the paragraphs incorporated by reference in the paragraphs therein.

114. Denies.

115. Denies, except admits that Plaintiff purports to seek "'actual damages.'"

First Affirmative Defense

The Complaint fails to state a claim upon which relief may be granted.

Second Affirmative Defense

The challenged fees are fair and not disproportionately large in relation to the services rendered.

Third Affirmative Defense

Plaintiff lacks standing to bring the claims asserted.

Fourth Affirmative Defense

A majority of the disinterested Trustees approved the challenged fees.

Fifth Affirmative Defense

Plaintiff, by purchasing Fund shares and reinvesting, agreed with, accepted, endorsed and otherwise approved the level of challenged fees. Accordingly, Plaintiff is estopped and otherwise barred from complaining about the challenged fees.

Sixth Affirmative Defense

The distribution fees, as calculated by the defendants, are expressly permitted by the National Association of Securities Dealers Rule 2830.

Seventh Affirmative Defense

Plaintiff lacks standing to challenge fees paid by Funds other than the Funds in which he is a security holder.

Eighth Affirmative Defense

Plaintiff lacks standing to challenge the level of 12b-1 fees paid by classes of shares of his Funds other than the class of shares which he owns.

Ninth Affirmative Defense

The claims are barred in whole or in part by the applicable statutes of limitation.

Tenth Affirmative Defense

The ICA prohibits recovery of any damages allegedly incurred prior to one year before this action was instituted.

Eleventh Affirmative Defense

AIM fully and timely disclosed all relevant information regarding the advisory and distribution fees paid by the Funds.

Twelfth Affirmative Defense

Plaintiff knew, or in the exercise of reasonable care, should have known, all of the relevant information concerning the advisory and distribution fees paid by the Funds. In addition, he was free at all relevant times to sell the shares he owned in the Funds.

Thirteenth Affirmative Defense

Venue is not proper in this Court.

Wherefore, Defendants A I M Advisors, Inc. and A I M Distributors, Inc. demand judgment dismissing the Complaint and awarding them their costs, attorneys' fees, and such other and further relief as this Court deems just and proper.

Dated: June 22, 2004

Respectfully submitted,

ARMSTRONG TEASDALE LLP

s/ Lisa M. Wood
Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
Telephone 314.621.5070
Telecopier 314.621.5065
fgundlac@armstrongteasdale.com
gdavis@armstrongteasdale.com
lwood@armstrongteasdale.com

Attorneys for Defendants A I M Advisors, Inc. and A I M Distributors, Inc.

Of Counsel:

Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Telephone 212.575.4700

CERTIFICATE OF SERVICE

A copy of the foregoing document was electronically served this 22nd day of June, 2004 upon:

Diane M. Heitman
Douglas R. Sprong
Steven A. Katz
Korein Tillery
10 Executive Woods Court
Swansea, Illinois 62226

George A. Zelcs
Korein Tillery
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Andrew S. Friedman
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

A copy of the foregoing document was mailed, postage prepaid, this 22nd day of June, 2004 to:

Francis J. Balint, Jr.
Bonnett, Fairbourn, Friedman
& Balint, P.C.
2901 N. Central Ave., Ste. 1000
Phoenix, Arizona 85012

s/ Lisa M. Wood